Exhibit 11.0

IHOP CORP. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(in thousands, except per share data)

	Year Ended December 31,
	2006	2005	2004
INCOME PER SHARE—BASIC
Weighted average common shares outstanding	18,085	19,405	20,606
Net income available to common shareholders	$44,553	$43,937	$33,421
Net income per share—basic	$2.46	$2.26	$1.62
NET INCOME PER SHARE—DILUTED
Weighted average common shares outstanding	18,085	19,405	20,606
Net effect of dilutive stock options based on the treasury stock method using the average market price	213	198	185
Total	18,298	19,603	20,791
Net income available to common shareholders	$44,553	$43,937	$33,421
Net income per share—diluted	$2.43	$2.24	$1.61